Exhibit 4.71
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
Description of Common Units
Our common units represent limited partner interests in Energy Transfer LP (the “Partnership”). Our common units entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to our limited partners under our Third Amended and Restated Agreement of Limited Partnership, as amended to date (our “partnership agreement”). For a description of the rights of holders of our common units to cash distributions, see the section below entitled “Distribution Policy.” For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, see the section below entitled “Our Partnership Agreement.” We urge you to read our partnership agreement, as our partnership agreement, and not this description, governs the rights of holders of our common units.
Number of Common Units
The majority of our common units are held by the public and the remaining are held by our affiliates. In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional common units without the approval of the then-existing holders of common units, and such additional issuance may dilute the then-existing common unitholders percentage interests in our net assets and the voting rights of the common unitholders under our partnership agreement.
Voting Rights
Unlike the holders of common stock in a corporation, the holders of our common units have only limited voting rights on matters affecting our business. The holders of our common units have no right to elect the general partner or the directors of the general partner on an annual or otherwise continuing basis. Our general partner may not be removed except by the vote of the holders of at least 66 2⁄3% of the outstanding units, including units owned by the general partner and its affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders. Common unitholders do not have preemptive rights to acquire additional common units or other partnership securities.
Holders of Energy Transfer common units may vote on the following matters:
•a sale or exchange of all or substantially all of our assets;
•the election of a successor general partner in connection with the withdrawal or removal of our general partner;
•dissolution or reconstitution of the Partnership;
•a merger of the Partnership;
•issuance of limited partner interests in some circumstances; and
•some amendments to our partnership agreement, including any amendment that would cause Energy Transfer to be treated as an association taxable as a corporation.
Removal of the general partner requires:
•a 662⁄3% vote of all outstanding units; and
•the election of a successor general partner by the holders of a majority of our outstanding common units.

Transfer of Energy Transfer Common Units
Any transfers of common units will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:
•becomes the record holder of the common units and is an assignee until admitted as a substituted limited partner;
•automatically requests admission as a substituted limited partner;
•represents and warrants that such transferee has the right, power and authority and, if an individual, the capacity to enter into our partnership agreement;
•grants the powers of attorney set forth in our partnership agreement; and
•gives the consents and approvals and makes the waivers contained in our partnership agreement.
An assignee will become a substituted limited partner for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.
A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of common units as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.
Our common units are securities and are transferable according to the laws governing transfer of securities.
In addition to other rights acquired upon admission as a substituted limited partner for the transferred common units, a purchaser or transferee of our common units who does not execute and deliver a transfer application obtains only:
•the right to assign the common units to a purchaser or other transferee; and
•the right to transfer the right to seek admission as a substituted limited partner for the transferred common units.
Thus, a purchaser or transferee of our common units who does not execute and deliver a transfer application:
•will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and
•may not receive some federal income tax information or reports furnished to record holders of common units.
The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent.
Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.
Listing
Our outstanding common units are listed on the NYSE under the symbol “ET.” Any additional common units we issue also will be listed on the NYSE.

Transfer Agent and Registrar
Our transfer agent and registrar for the common units is American Stock Transfer & Trust Company.
Our Partnership Agreement
This description is a summary of the material provisions of our partnership agreement. The provisions of our partnership agreement relating to distributions of our available cash are described under “Distribution Policy.”
The description of our partnership agreement contained herein does not purport to be complete and is qualified in its entirety by reference to the complete text of our Third Amended and Restated Agreement of Limited Partnership, dated February 8, 2006, as amended. A copy of our partnership agreement is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on February 14, 2006, as amended by Amendment No. 1 to our partnership agreement, a copy of which is filed as Exhibit 3.3.1 to our Current Report on Form 8-K filed with the SEC on November 29, 2006, as amended by Amendment No. 2 to our partnership agreement, a copy of which is filed as Exhibit 3.3.2 to our Current Report on Form 8-K filed with the SEC on November 13, 2007, as amended by Amendment No. 3 to our partnership agreement, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on June 2, 2010, as amended by Amendment No. 4 to our partnership agreement, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on December 27, 2013, as amended by Amendment No. 5 to our partnership agreement, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on March 9, 2016, as amended by Amendment No. 6 to our partnership agreement, a copy of which is filed as Exhibit 3.2 to our Current Report on Form 8-K filed with the SEC on October 19, 2018, as amended by Amendment No. 7 to our partnership agreement, a copy of which is filed as Exhibit 3.10 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2019, as amended by Amendment No. 8 to our partnership agreement, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on April 1, 2021, as amended by Amendment No. 9 to our partnership agreement, a copy of which is filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the SEC on June 15, 2021, each of which is incorporated by reference into this description. We urge you to read our partnership agreement, as our partnership agreement, and not this description, governs our partnership interests.
Purpose
Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law, provided that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.
Power of Attorney
Each unitholder, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority to amend, and to make consents and waivers under, our partnership agreement.
Distributions
Pursuant to our partnership agreement, we make quarterly distributions of available cash to all unitholders and our general partner. Please see “Distribution Policy.”
Reimbursement of Expenses
Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine in good faith the expenses that are allocable to us.

Issuance of Additional Partnership Securities; Preemptive Rights
Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons, for such consideration and on such terms and conditions as our general partner determines, all without the approval of any limited partners.
It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of the then-existing holders of common units in our net assets and (ii) the voting rights of the then-existing holders of common units under our partnership agreement.
In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities that have special voting rights to which the common units are not entitled.
Upon issuance of additional partnership securities, our general partner will have the right to make additional capital contributions to the extent necessary to maintain its then-current general partner interest in us; provided, however, that the capital contributions of our general partner will be offset to the extent contributions received by us in exchange for the issuance of additional partnership securities are used by us concurrently with such contributions to redeem or repurchase from any person outstanding partnership securities of the same class as the partnership securities that were issued. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance.
The holders of our common units do not have preemptive rights to acquire additional common units or other partnership securities.
We also have Class A units representing limited partner interests (the “Class A units”) outstanding. The Class A units vote together with our common units, as a single class, on any matter for which the holders of common units are entitled to vote, except as required by law. Additionally, for so long as Kelcy Warren is an officer or a director of our general partner, upon the issuance by us of additional common units or any securities that have voting rights that are pari passu with our common units, we will issue to the holder of Class A units a number of additional Class A units such that the holder maintains a voting interest in us that is identical to its voting interest in us prior to such issuance. The Class A units are not entitled to distributions and otherwise have no economic attributes, except that the Class A units in the aggregate will be entitled to an aggregate $100 distribution prior and in preference to any distribution of assets to the holders of any other classes or series of our securities upon our liquidation, dissolution or winding up. The Class A units are not convertible into, or exchangeable for, common units. In addition to the other voting rights of the Class A units, without the approval of 66 2/3% of the Class A units, we may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the Class A units or amend the terms of the Class A units. Without the prior approval of a conflicts committee of the board of directors of our general partner, the Class A units may not be transferred to any person or entity, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives.
Amendments to Our Partnership Agreement
General
Amendments to our partnership agreement may be proposed only by our general partner. Our general partner has no duty or obligation to propose any amendment to our partnership agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to us, any limited partner or assignee and, in declining to propose an amendment, is not required to act in good faith or pursuant to any other standard imposed by our partnership agreement, any other agreement contemplated under our partnership agreement or under the Delaware Act or any other law, rule or regulation. A proposed amendment will be effective upon its approval by the holders of a majority of the outstanding common units (a “unit majority”), unless a greater or different percentage is required under our partnership agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding units will be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, our general partner will seek the written approval of the requisite percentage of outstanding units or call a meeting of the unitholders to consider and vote on such proposed amendment. Our general partner will notify all record holders upon final adoption of any such proposed amendments.
Restrictions on Certain Amendments
Our partnership agreement provides that:
1.no provision of our partnership agreement that establishes a percentage of outstanding units (including units deemed owned by our general partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;
2. no provision of our partnership agreement that establishes a percentage of outstanding units (including units deemed owned by our general partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced;
3.no amendment to our partnership agreement may (a) enlarge the obligations of any limited partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to clause (3) below, (b) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, our general partner or any of its affiliates without its consent, which consent may be given or withheld at its option, (c) change the provision of our partnership agreement providing for our dissolution upon an election to dissolve our partnership by our general partner that is approved by a unit majority (the “election to dissolve provision”), or (d) change the term of our partnership or, except as set forth in the election to dissolve provision, give any person the right to dissolve our partnership;
4.except for mergers or consolidations approved pursuant to the partnership agreement, and without limitation of our general partner’s authority to adopt amendments to our partnership agreement described below under “—No Unitholder Approval,” any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected;
5.except for amendments described below under “—No Unitholder Approval” and except in connection with unitholder approval of a merger or consolidation, no amendments shall become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law; and
6.except for amendments described below under “—No Unitholder Approval,” the provisions set forth in clauses (1) through (4) above may only be amended with the approval of the holders of at least 90% of the outstanding units.
No Unitholder Approval
Our general partner, without the approval of any limited partner, may amend any provision of our partnership agreement to reflect:
1.a change in our name, the location of our principal place of business, our registered agent or our registered office;
2.admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

3.a change that our general partner determines to be necessary or appropriate to qualify or continue the qualification of our partnership as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the members of the partnership group will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;
4.a change that our general partner determines (a) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (b) to be necessary or appropriate to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (ii) facilitate the trading of our units (including the division of any class or classes of outstanding units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed for trading, (c) to be necessary or appropriate in connection with action taken by our general partner pursuant to the provisions of our partnership agreement governing distributions, subdivisions and combinations of partnership securities or (d) is required to effect the intent of the provisions of our partnership agreement or is otherwise contemplated by our partnership agreement;
5.a change in our fiscal year or taxable year and any other changes that our general partner determines to be necessary or appropriate as a result of a change in our fiscal year or taxable year, including, if our general partner shall so determine, a change in the definition of “Quarter” under our partnership agreement and the dates on which distributions are to be made by us;
6.an amendment that is necessary, in the opinion of counsel, to prevent us, or our general partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;
7.subject to certain limitations, an amendment that our general partner determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of partnership securities pursuant to our partnership agreement;
8.any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;
9.an amendment effected, necessitated or contemplated by a merger agreement approved in accordance with the provisions of our partnership agreement;
10.an amendment that our general partner determines to be necessary or appropriate to reflect and account for the formation by us of, or investment by us in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by us of activities permitted by the terms of our partnership agreement;
11.a merger or conveyance pursuant to which (a) our general partner has received an opinion of counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or any member of the partnership group or cause us or any member of the partnership group to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (b) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of us into another limited liability entity and (c) the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as are contained in our partnership agreement; or
12.any other amendments substantially similar to the foregoing.

Withdrawal or Removal of Our General Partner
Our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ notice to our unitholders, and that withdrawal will not constitute a breach of our partnership agreement. In addition, our partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders.
If our general partner gives a notice of withdrawal, the holders of a unit majority, may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner or managing member, to the extent applicable, of the other members of the partnership group of which our general partner is a general partner or a managing member. If, prior to the effective date of our general partner’s withdrawal, a successor is not selected by our unitholders or we do not receive a withdrawal opinion of counsel regarding limited liability and tax matters, our partnership will be dissolved in accordance with our partnership agreement.
Our general partner may be removed if such removal is approved by our unitholders holding at least 66 2/3% of the outstanding units (including units held by our general partner and its affiliates). The right of the holders of outstanding units to remove our general partner may not be exercised unless we have received a withdrawal opinion of counsel regarding limited liability and tax matters. The ownership of more than 33 1/3% of our outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal.
We will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner or its affiliates for the benefit of us or the other members of the partnership group.
Transfer of General Partner Interest
Our general partner may transfer all or any of its general partner interest without unitholder approval. At any time, the members of our general partner may sell or transfer all or part of their membership interests in our general partner to an affiliate or a third party without the approval of our unitholders.
Liquidation and Distribution of Proceeds
We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:
•the withdrawal, removal, bankruptcy or dissolution of our general partner, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by us;
•an election to dissolve us by our general partner that is approved by the holders of a unit majority;
•the entry of a decree of judicial dissolution of us pursuant to the provisions of the Delaware Act; or
•the sale, exchange or other disposition of all or substantially all of the assets and properties of the partnership group.
Upon (a) our dissolution following the withdrawal or removal of our general partner and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) our dissolution upon the bankruptcy or dissolution of our general partner, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute us and continue our business on the same terms and conditions set forth in our partnership agreement by forming a new limited partnership on terms identical to those set forth in our partnership agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, we shall conduct only activities necessary to wind up our affairs.

Limited Call Right
If at any time our general partner and its affiliates hold more than 90% of the total limited partner interests of any class then outstanding, our general partner will then have the right, which right it may assign and transfer in whole or in part to us or any affiliate of our general partner, exercisable at its option, to purchase all, but not less than all, of such limited partner interests of such class then outstanding held by persons other than our general partner and its affiliates. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price.
Indemnification
Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Under our partnership agreement, in most circumstances, we will indemnify the following persons (each an “indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an indemnitee:
•our general partner;
•any departing general partner;
•any person who is or was an affiliate of our general partner or any departing general partner;
•any person who is or was a member, partner, officer, director, fiduciary or trustee of any member of the partnership group, our general partner or any departing partner or any affiliate of any member of the partnership group, our general partner or any departing partner;
•any person who is or was serving at the request of our general partner or any departing partner or any affiliate of our general partner or any departing partner as an officer, director, member, partner, fiduciary or trustee of another person (provided, that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services); or
•any person that our general partner designates as an “indemnitee” for purposes of our partnership agreement.
Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, such indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.
Under our partnership agreement, an indemnitee will not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the indemnitee is seeking indemnification pursuant to our partnership agreement, the indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.
In the opinion of the SEC, indemnification provisions that purport to include indemnification for liabilities arising under the Securities Act are contrary to public policy and are, therefore, unenforceable.
Registration Rights
Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Distribution Policy
General
We will distribute to our unitholders, within 50 days after the end of each quarter, all of our available cash in the manner described below.
Definition of Available Cash
Available cash generally means, for any calendar quarter, all cash on hand at the end of such quarter:
•less the amount of cash that the general partner determines in good faith is necessary or appropriate to:
▪provide for the proper conduct of business;
▪satisfy general, administrative and other expenses and debt service requirements;
▪comply with applicable law, any of our debt instruments or other agreements;
▪provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters; or
▪provide funds for distributions on our outstanding preferred units and Class B units;
•plus all cash on hand on the date of determination of available cash for the quarter.
Distributions of Cash Upon Liquidation
If we dissolve in accordance with our partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in the partnership agreement and by law, and, thereafter, we will distribute $100 to the holders of our Class A Units in the aggregate and any remaining proceeds to our other unitholders, including the holders of our common units and our general partner, in accordance with their respective positive capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.
No unitholder will have any obligation to restore any negative balance in its capital account upon liquidation of us.
Distributions to Preferred Unitholders
Prior to making any distributions to the unitholders as described above, the holders of our preferred units are entitled to receive, when, as, and if declared by our general partner out of legally available funds for such purpose, cumulative quarterly cash distributions. Unless otherwise determined by our general partner, distributions on the ET preferred units are deemed to have been paid out of available cash with respect to the quarter ended immediately preceding the quarter in which the distribution is made.
Distributions on each class of ET preferred units are subject to an initial fixed distribution rate for a specified term, followed by a floating or reset distribution rate, as applicable, to extend thereafter until all outstanding ET preferred units of that class are redeemed.
The 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 6.250% of the Series A liquidation preference of $1,000 per Series A preferred unit (the “Series A Liquidation Preference”) until February 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series A Liquidation Preference equal to an annual floating rate of the three-month LIBOR, or a successor rate, plus a spread of 4.028% per annum.
The 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 6.625% of the Series B liquidation preference of $1,000 per Series B preferred unit (the “Series B Liquidation Preference”) until February 14, 2028 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series B Liquidation Preference equal to an annual floating rate of the three-month LIBOR, or a successor rate, plus a spread of 4.155% per annum.

The 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 7.375% of the Series C liquidation preference of $25.00 per Series C preferred unit (the “Series C Liquidation Preference”) until May 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series C Liquidation Preference equal to an annual floating rate of the three-month LIBOR, or a successor rate, plus a spread of 4.530% per annum.
The 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 7.625% of the Series D liquidation preference of $25.00 per Series D preferred unit (the “Series D Liquidation Preference”) until August 14, 2023 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series D Liquidation Preference equal to an annual floating rate of the three-month LIBOR, or a successor rate, plus a spread of 4.738% per annum.
The 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 7.600% of the Series E liquidation preference of $25.00 per Series E preferred unit (the “Series E Liquidation Preference”) until May 15, 2024 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series E Liquidation Preference equal to an annual floating rate of the three-month LIBOR, or a successor rate, plus a spread of 5.161% per annum.
The 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 6.750% of the Series F liquidation preference of $1,000 per Series F preferred unit (the “Series F Liquidation Preference”) until May 15, 2025 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series D Liquidation Preference equal to the Five-year U.S. Treasury Rate as of the most recent Series F Reset Distribution Determination Date plus a spread of 5.134% per annum.
The 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 7.125% of the Series G liquidation preference of $1,000 per Series G preferred unit (the “Series G Liquidation Preference”) until May 15, 2030 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series G Liquidation Preference equal to the Five-year U.S. Treasury Rate as of the most recent Series G Reset Distribution Determination Date plus a spread of 5.306% per annum.
The 6.500% Series H Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units have an initial distribution rate of 6.500% of the Series H liquidation preference of $1,000 per Series H preferred unit (the “Series H Liquidation Preference”) until November 15, 2026 and, thereafter, distributions will accumulate for each distribution period at a percentage of the Series H Liquidation Preference equal to the Five-year U.S. Treasury Rate as of the most recent Series H Reset Distribution Determination Date plus a spread of 5.694% per annum.
Distributions to Other Units
Our partnership agreement provides that each Class B unit is entitled to a quarterly cash distribution in an amount equal to $0.35325 per Class B unit. If we are unable to pay the Class B unit quarterly distribution with respect to any quarter, (i) the amount of such accrued and unpaid distributions will accumulate until paid in full in cash and (ii) the balance of such accrued and unpaid distributions shall increase at a rate of 1.5% per annum, compounded quarterly, from the date such distribution was due until the date it is paid.